SEC FILE NO. 70-7727

                                        and

                                SEC FILE NO. 70-8593



                         SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, DC 20549





                              CERTIFICATE PURSUANT TO

                                      RULE 24

                              OF PARTIAL COMPLETION OF

                                    TRANSACTIONS





                                     GPU, Inc.

                              GPU International, Inc.

------------------------------------------
                                            :
      In the matter of                      :
      GPU, INC.                             :    Certificate Pursuant
      GPU INTERNATIONAL, INC.               :    to Rule 24 of Partial
                                            :    Completion of
      SEC File No. 70-7727                  :    Transactions
      SEC File No. 70-8593                  :
      (Public Utility Holding Company Act   :
      of 1935)                              :
------------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:


      The undersigned, GPU, Inc. (GPU) and GPU International, Inc. (GPU International) hereby certify pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC file No. 70-7727 and SEC File No. 70-8593, respectively, have been carried out in accordance with the Commission's Orders dated December 22, 1997, November 16, 1995, June 14, 1995, December 28, 1994, September 12, 1994, December 18, 1992,
and June 26, 1990 with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-7727, and the Commission's Orders dated, December 22, 1997, November 5, 1997, March 6, 1996, January 19, 1996 and July 6, 1995
with respect to the transactions proposed in the Application, as amended, in SEC File No. 70-8593, as follows:

      The following is reported in accordance with Supplemental Order dated November 16, 1995 for SEC File No. 70-7727:

1.    Financial Statements
      --------------------
           A copy of GPU International's unaudited Consolidated Balance Sheet as of June 30, 1998 and unaudited Consolidated Statement of Operations for the six months ended June 30, 1998 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

2.    Business Activities
      -------------------
      Project Development
      -------------------
           GPU  International   continued  to  engage  in  project   development
activities both domestically and internationally (including in Europe, Asia, Africa, and South America).

Project Related Services
------------------------
           GPU International continued to provide management, administrative and/or operating services as of June 30, 1998 to the following projects (either directly or through subsidiaries), in which GPU International has a direct or indirect ownership interest:

              Project      Project Owner                    Location
              -------      -------------                    --------
              Marcal       Prime Energy L.P.                   NJ
              Chino        OLS Acquisition Corp.               CA
              Camarillo    OLS Acquisition Corp.               CA
              Onondaga     Onondaga Cogeneration L.P.          NY
              Lake         Lake Cogen L.P.                     FL
              Pasco        Pasco Cogen L.P.                    FL
              Syracuse     Project Orange Associates L.P.      NY
              Mid-Georgia  Mid-Georgia Cogen, L.P.             GA

3. Guarantees which GPU has Agreed to Grant
   ----------------------------------------
          No matters to be reported.

4.    Guarantees Issued
      -----------------
           GPU International or GPU, for the benefit of GPU International, has obtained the following standby letters of credit which were effective during the period April 1, 1998 through June 30, 1998:

      (a) On February 26, 1996, a letter of credit in the face amount of $30,000 was issued by Citibank pursuant to its credit agreement with GPU International (Citibank Credit Agreement) to support a bid for a 500 MW coal-fired generating plant in Punjab State, India. The letter of credit carried a fee equal to 0.5 of 1 percent per annum of the face amount plus a .10 percent fronting fee. The letter of credit expired on June 30, 1998.

      (b) On June 16, 1994, a letter of credit in the face amount of $5 million was issued by Chase Manhattan Bank in favor of Mellon Bank to support debt service coverage on the Onondaga Project. The letter of credit carries a fee equal to 0.7 of 1 percent per annum of the face amount, and is scheduled to expire on December 15, 1998. GPU entered into the related reimbursement agreement.

      (c) On February 25, 1998, a letter of credit in the face amount of $5,000,000 was issued by Citibank pursuant to the Citibank Credit Agreement to support its indemnity obligations under the Partnership

Interest Purchase and Sale Agreement relating to the sale of a 50 percent interest in the Mid-Georgia project to Sonat Energy Services Company (Sonat). The letter of credit carries a fee equal to 0.6 of 1 percent per annum of the face amount, and is scheduled to expire on December 31, 1999.

      (d) Upon commercial operation, effective June 1, 1998 GPU International provided a $319,500 letter of credit on behalf of its 50 percent ownership interest in Mid-Georgia Cogen, L.P. (Mid-Georgia), which is guaranteed by GPU. The letter of credit is used to collateralize certain obligations of Mid-Georgia under its 30 year power purchase agreement with Georgia Power Company. GPU International's obligation under the letter of credit escalates to a maximum of $4.5 million and then decreases over the remaining term of the power purchase agreement. The letter of credit carries a fee equal to 0.525 of 1 percent per annum of the face amount and is scheduled to expire on June 1, 1999.

           In addition, the following guarantees were outstanding during the period April 1, 1998 through June 30, 1998:

      (a) As of October 18, 1995, a guarantee of amounts up to $122,750,000 was made by GPU for the benefit of the Bankers Trust Company as collateral agent on behalf of the Equity Bridge Lenders and the Secured Parties in connection with the Termobarranquilla (TEBSA) project in Colombia.

      (b) GPU International has guaranteed the obligations of GPUI Colombia Ltd., and International Power Advisors, Inc. (the Operators), each of which are subsidiaries of GPU Power, Inc. (GPU Power), under the operations and maintenance agreement (O&M Agreement) in the TEBSA project. The liability of the Operators under the O&M Agreement is limited to $5 million.

      (c) GPU has guaranteed payments to General Electric Capital Corporation of amounts up to the lesser of six months average rent (approximately $7,026,000) or $10 million, to the extent Lake Cogen, Ltd. fails to pay rent when due under the terms of the project lease or chooses not to renew the lease after its initial 11-year term. In addition, GPU has guaranteed to pay any documentary stamp taxes and intangible personal property taxes should these taxes become due and payable in connection with the lease.

      (d) GPU International has guaranteed the obligations of its wholly owned subsidiary, EI Fuels Corporation (EI Fuels), under the Natural gas Facilities Agreement (Facilities Agreement), dated as of November 30, 1995. Pursuant to the guarantee, GPU International has guaranteed the payments of EI Fuels to the City of Warner Robins (the City) for (a) Fixed Monthly Lease Charge (as defined in the Facilities Agreement) and (b) any and all extensions, renewals, modifications, amendments or substitutions of the foregoing. The Fixed Monthly Lease Charge is $24,000 subject to reduction in certain circumstances, for a term of 31 years from June 1, 1998 (approximately $8,928,000 of which

GPU International's share would be $4,464,000). Sonat has assumed 50% of this obligation.

      (e) The following two GPU guarantees were cancelled upon completion of construction and commencement of commercial operation of the Mid-Georgia project in June 1998: (i) $16 million for the purpose of funding GPU International's equity contribution and (ii) $3.5 million for a construction completion guarantee.

5. Services obtained from associated companies
   -------------------------------------------
           Services obtained from GPU Service, Inc. consisted of (i) administrative, internal auditing, accounting and risk management services; (ii) information services and telecommunications services, and (iii) pension administration services. The total dollar value of such services provided during the period April 1, 1998 through June 30, 1998 was $113,005.


6.    Services provided to associated companies
      -----------------------------------------
           A description of services provided by GPU International to associate companies during the period April 1, 1998 through June 30, 1998 will be filed separately under a request for confidential treatment under Rule 104(b).


7. Investments by GPU in Qualifying Facilities, Exempt Wholesale Generators and Foreign Utility Companies, and Percentage of Equity Ownership
      ------------------------------------------------------------------------
           Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by GPU, as of June 30, 1998 in qualifying facilities
(QFs), EWGs and foreign utility companies (FUCOs), as well as the percentage of equity ownership.

                           GPU's      GPU's %  Owners not affiliated with GPU
                                               ------------------------------
                  FUCO,  Investment   Equity
Associate         QF or  at 6/30/98   Owner-                           Type of
Company           EWG     ($000)      ship     Name of Entity          Entity
-------           ---     ------      ----     --------------          ------

Qualifying Facilities:
---------------------
Prime Energy,     QF     $8,889       50%      Prudential Insurance    Domestic
LP                                             Company of America

OLS Power,        QF         -         1%      Prudential Insurance    Domestic
LP                                             Company of America

Onondaga          QF     16,978       50%      NationsCredit           Domestic
Cogen, LP                                      Commercial Corp.

Lake Cogen Ltd.   QF     36,041       49.9%    Lake Interest           Domestic
                                                 Holdings Inc.
                                               New Lake Corp.                 "

Project Orange    QF      1,886        4%      G.A.S. Partners, LP     Domestic
Associates, LP                                 NCP Syracuse Inc.              "
                                               Syracuse Investment            "
                                                Inc.
                                               Stewart & Stevenson            "
                                                  Operations, Inc.
                                               Met Life Capital Corp.         "

Pasco Cogen, Ltd. QF     27,839       49.9%    DCC Project Finance     Domestic
                                                     Ten Inc.
                                               PAS Power Company              "
                                               Pasco Int. Holding, Inc.       "
                                               Pasco Project Investment       "
                                                Partnership LP

Aggregate                ------
Investment in QFs *     $91,633
                         ------


Exempt Wholesale Generators and Foreign Utility Companies:
---------------------------------------------------------

Mid-Georgia       EWG &  16,319       50%      Sonat Energy            Domestic
Cogen, LP         QF                           Services Company

NCP Houston       EWG     7,334*      100%     Not Applicable              N/A
Power Inc.

Selkirk Cogen     EWG &  12,751       19%      JMC Selkirk, Inc.       Domestic
Partners, LP      QF                           Cogen Technologies             "
                                                Selkirk GP, Inc.
                                               Cogen Technologies             "
                                                Selkirk LP
                                               JMCS I Investors, LP           "

                  FUCO,    GPU's      GPU's %  Owners not affiliated with GPU
                                               ------------------------------
                  QF     Investment   Equity
Associate         or     at 6/30/98   Owner-                           Type of
Company           EWG     ($000)      ship     Name of Entity          Entity
-------           ---    -------      ----     --------------          ------

Exempt Wholesale Generators and Foreign Utility Companies (continued):
----------------------------------------------------------------------

Empresa           EWG    47,889       50%      Cititrust (Bahamas)     Foreign
Guaracachi S.A.                                Limited

Guaracachi        EWG   $34,890*     100%      Not Applicable            N/A
America, Inc.

GPU Power, Inc.   EWG    30,355*     100%      Not Applicable            N/A

EI International  EWG       210*     100%      Not Applicable            N/A

GPUI Colombia,    EWG       192*     100%      Not Applicable            N/A
Ltda.

Victoria Electric FUCO  135,671*     100%      Not Applicable            N/A
Inc.

Midlands          FUCO  588,077       50%      Cinergy Corp.           Domestic
Electricity plc

GPU PowerNet      FUCO  488,448      100%      Not Applicable            N/A
Pty. Ltd.

GPU Australia     FUCO   90,344*     100%      Not Applicable            N/A
Holdings, Inc.

Austran Holdings  FUCO  234,640*     100%      Not Applicable            N/A
Inc.

Termobarranquilla EWG   122,750       29%      ABB Energy Ventures,    Foreign
S.A.                                              Inc.
                                                Lancaster Distral Group    "
                                                Corporation Electrica      "
                                                 De la Costa Atlantica

EI Barranquilla,  EWG    (2,327)*    100%      Not Applicable            N/A
Inc.

Barranquilla      EWG        59*     100%      Not Applicable            N/A
Lease Holdings, Inc.

Los Amigos        EWG        12      100%      Not Applicable            N/A
Leasing Company, Ltd.

GPU Power         EWG     2,716      100%      Not Applicable            N/A
Philippines, Inc.

                  FUCO,    GPU's      GPU's %  Owners not affiliated with GPU
                                               ------------------------------
                  QF     Investment   Equity
Associate         or     at 6/30/9    Owner-                           Type of
Company           EWG     ($000)      ship     Name of Entity          Entity
-------           ---    -------      ----     --------------          ------

Exempt Wholesale Generators and Foreign Utility Companies(continued):
---------------------------------------------------------------------

EI Services       EWG         (58)*   100%     Not Applicable            N/A
Canada, Ltd.

EI Canada         EWG         (70)*   100%     Not Applicable            N/A
Holding, Ltd.

EI Brooklyn       EWG         -       100%     Not Applicable            N/A
Investment, Ltd.

EI Brooklyn       EWG         (70)*   100%     Not Applicable            N/A
Power, Ltd.                 -----

Aggregate Investment
in EWGs & FUCOs *      $1,278,962
                       ----------


Total Aggregate
Investment in QFs,
EWGs & FUCOs *         $1,370,595
                       ==========


(*) GPU's aggregate investment does not include the items shown with asterisks in order to avoid duplication.

      As of June 30, 1998, GPU also owned, directly or indirectly, interests in the following EWGs, in which its aggregate investment did not exceed $10,000:
GPU Power Ireland, Inc.; GPU International Asia, Inc.; International Power Advisors, Inc.; Austin Cogeneration Corporation; Austin Congeneration Partners, L.P.; Hanover Energy Corporation; EI Power (China), Inc.; China Power Partners, L.P.; EI Power (China)I, Inc.; Ming Jiang Power Partners, L.P.; EI Power (China)II, Inc.; Nanjing Power Partners, L.P.; EI Power(China)III, Inc.; and Zhuang He Power Partners, L.P. Of those listed, GPU owns a 50 percent interest in China Power Partners, L.P., Ming Jiang Power Partners, L.P., Nanjing Power Partners, L.P., and Zhuang He Power

Partners, L.P.; the remaining interest of such EWG's are owned by Intesol International, Ltd., a Hawaii corporation. GPU owns a 100% interest in each of the other EWGs.

8. During the period April 1, 1998 through June 30, 1998 there was no intellectual property provided to GPU International by any associate company, or provided by GPU International to any associate company.

      In accordance with Orders dated July 6, 1995 and March 6, 1996 in SEC File No. 70-8593, and in addition to the reimbursement agreements described in item 4 above, the following is reported:

1.    Financial Statements
      --------------------
      A copy of GPU Electric, Inc.'s (GPU Electric) and GPU Power, Inc.'s (GPU Power) unaudited Consolidated Balance Sheets as of June 30, 1998 and unaudited Consolidated Statements of Operations for the twelve months ended June 30, 1998 will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

2.    Investments in Exempt Entities
      ------------------------------
      On November 6, 1997, GPU Electric acquired the business of PowerNet Victoria (PowerNet), which was renamed GPU PowerNet, from the State of Victoria, Australia for Australian $2.6 billion (approximately U.S. $1.9 billion). The PowerNet acquisition was financed through: (1) a senior debt facility of Australian $1.9 billion (approximately U.S. $1.4 billion), which is non-recourse to GPU; (2) a five year U.S. $450 million bank credit agreement which is guaranteed by GPU, Inc.; and (3) an equity contribution of U.S. $50 million from GPU.


      GPU Electric (through its investment in Austran Holdings) entered into the Australian $1.9 billion facility agreement (Facility Agreement) with Chase Securities Australia Limited, Dresdner Australia Limited, and J.P. Morgan
Australia Securities Limited. The Facility Agreement is guaranteed by GPU PowerNet and provides for interest at the Australian dollar bill discount rate as specified in the Facility Agreement. The terms of the Facility Agreement are as follows:
                                                                 As of 6/30/98
                      Amount               Term                  Interest Rate
                  -----------------      --------                -------------
Tranche A         A$481.250 million      364 days                   5.50%
Tranche B         A$721.875 million       3 years                   5.44%
Tranche C         A$721.875 million       5 years                   5.54%

      As of June 30, 1998, GPU Electric had outstanding borrowings of Australian $1.9 billion (approximately U.S. $1.2 billion) under the Facility Agreement.

      GPU Electric (through its investment in GPU Australia Holdings, Inc.) entered into the $450 million bank credit agreement (Credit Agreement) with Chase Manhattan Bank, as agent for a lending institution consortium. The Credit Agreement provides for incremental borrowings consisting of several competitive advances from participating banks or simultaneous advances of the same type (Adjusted Base Rate Advance or Eurodollar Rate Advance) at the Company's discretion.

      Interest for the Adjusted Base Rate Advance is calculated at the higher of Chase Manhattan's base rate or the Federal Funds rate plus 1/2%, payable quarterly. Interest for the Eurodollar Rate Advances is calculated at the London Interbank Offering Rate (LIBOR) plus an applicable margin ranging from 0.20% to 1.25%, payable on the last day of the interest period.

      Borrowings under the Credit Agreement are repayable annually on each anniversary of the acquisition date in increments of $90 million with the final payment due in November 2002. GPU Electric prepaid $100 million of the $450 million borrowing using proceeds from the issuance of GPU common stock as well as proceeds from the sale of Solaris Power (Solaris). As of June 30, 1998, GPU Electric had $350 million of outstanding borrowings under the Credit Agreement with interest calculated at 5.9% per annum.

     In connection with the acquisition of Midlands Electricity plc (Midlands) discussed in Item 3 below, EI UK Holdings, Inc. (EI UK) entered into a term loan agreement (the Term Loan) dated as of May 6, 1996, with a syndicate of banks, the Chase Manhattan Bank, N.A., as administrative agent, Citibank, N.A., as syndication agent, Citicorp Securities, Inc. and Chase Securities Inc., as arrangers. The Term Loan provides, among other things, for EI UK borrowings from time to time of up to pounds sterling 350 million, or approximately U.S. $583.7 million, through a GPU guaranteed five-year bank term loan facility terminating on May 6, 2001. EI UK invested such funds in Midlands through Avon Energy Partners Holdings (Holdings). As of June 30, 1998, the maximum amount EI UK may borrow under the Term Loan was pounds sterling 225 million, or approximately U.S. $375.2 million.

      The interest rate on the borrowing is based on the LIBOR plus an applicable margin as defined in the Term Loan corresponding to the debt ratings of GPU. The remaining balance of the Term Loan as of December 31, 1997 was pounds sterling 340 million. During the first quarter of 1998, pounds sterling 115 million, or approximately U.S. $189.4 million, of the remaining balance was repaid using proceeds from the issuance of GPU common stock as well as proceeds from the sale of Solaris. There were no payments made by EI UK in the period from April 1, 1998 through June 30, 1998. As of June 30, 1998, EI UK had aggregate borrowings of pounds sterling 225 million, or approximately U.S. $375.2 million, outstanding under the Term Loan. The borrowings bear interest at
7.9750 percent per annum, which was based on the LIBOR at June 30, 1998 plus a .35 percent margin.

      On  November  22,  1995,  GPU  acquired  all of the  capital  stock of GPU
Electric and made capital contributions of $48 million. The capital contributions were used by GPU Electric (through its wholly owned subsidiary, Victoria Electric, Inc.) to acquire Solaris Power. In January 1998, as a result of Victoria's cross-ownership restrictions, GPU Electric sold its 50% stake in Solaris for Australian $208 million (approximately U.S. $135.2 million) and a 10.36% stake in Allgas Energy Limited, a natural gas distributor in Queensland, Australia, valued at Australian $14.6 million (approximately U.S. $9.5 million).

3.    Description of Exempt Entities in Which There are Funds Invested
      ----------------------------------------------------------------

Selkirk Cogen Partners, L.P. (Selkirk)
--------------------------------------
      Selkirk   owns  and   operates   two  natural   gas-fired   combined-cycle
cogeneration facilities located in Bethlehem, New York: a 79.9 megawatt (MW) facility and a 270 MW facility.

Empresa Guaracachi, S.A.
------------------------
      In July 1995, GPU Power, through Guaracachi America, Inc. acquired from the Bolivian Government a 50% interest in Empresa Guaracachi, S.A.(EGSA), an electric generating company having an aggregate capacity of 216 MW of natural gas-fired and oil-fired generation for approximately $47 million. The facilities are located in Bolivia in and around the cities of Santa Cruz, Sucre and Potosi with their total capacity representing one-third of Bolivia's generation capacity. GPU Power's investment of $47 million will be used by the year 2002 to expand the generating facilities to meet Bolivia's growing demand. GPU Power, on behalf of EGSA, has entered into a letter of intent to proceed with the construction at EGSA of an approximately 120 MW capacity expansion project on a turnkey basis. The total project cost is expected to be $65 million and will be financed with approximately 38 percent cash from the original EGSA purchase price with the remaining funds to be raised from non-recourse debt. As of June 30, 1998, EGSA made payments totaling approximately $9 million for such purposes to support a June 1999 commercial operation date.

Termobarranquilla, S.A.
-----------------------
      In October 1995, GPU Power, through EI Barranquilla, Inc., completed the financing for and acquired a 29% interest in Termobarranquilla, S.A., Empresa de Servicios Publicos (TEBSA), an existing 180 MW gas-fired generating plant in Barranquilla, Colombia and TEBSA began the construction of a new 790 MW gas-fired plant adjacent to the existing plant (the Barranquilla Project). Electricity generated by these plants will be sold to Corporacion Electrica de la Costa Atlantica under a 20-year contract. Total project costs, including the acquisition of the existing plant, are expected to be $760.6 million, of which GPU Power's equity contribution is expected to be approximately $65 million. Six of the planned seven units (approximately 655 MW of the new 790 MW plant) were placed in service as of June 30, 1998. The remaining 135 MW unit is expected to be completed in late 1998.

Barranquilla  Lease  Holdings,   Inc.  and  Los  Amigos  Leasing  Company,  Ltd.
----------------------------------------------------------------------
Barranquilla Lease Holdings, Inc., a subsidiary of GPU Power, through its wholly-owned subsidiary Los Amigos Leasing Company, Ltd. (Leaseco), procures equipment to be used by and leased to TEBSA. Pursuant to a lease agreement, Leaseco will deliver certain non-Colombian equipment related to TEBSA, and TEBSA will make lease payments equal to the interest and principal payments on senior bank debt and certain other expenses incurred by Leaseco.

Midlands Electricity plc
------------------------
      In May, 1996, GPU and Cinergy  Corporation formed Avon Energy Partners plc
(Avon), a wholly-owned subsidiary of Holdings. Holdings is 50/50 joint venture which acquired Midlands, an English regional electric company. GPU's 50 percent interest in Holdings is held by EI UK, a wholly-owned subsidiary of GPU Electric.
      EI UK invested approximately $585.7 million in Holdings by borrowing funds through a GPU guaranteed five-year bank term loan facility. Holdings has borrowed approximately $1.6 billion through a non-recourse term loan and revolving credit facility to provide for the balance of the acquisition price.

      Midlands, distributes and supplies electricity to 2.3 million customers in England in an area with a population of five million. Midlands also owns a generation business that produces electricity domestically and internationally and a gas supply company that provides natural gas service to 8,000 customers in England. In addition, Midlands owns and has under development a number of international generation projects.

PowerNet
--------
      PowerNet   owns  and  operates  the  existing   high-voltage   electricity
transmission  system  in  the  State  of  Victoria,   Australia.   The  PowerNet
transmission system serves all of Victoria covering an area of approximately 87,900 square miles and a population of approximately 4.5 million.

4.    Services Obtained From Associated Companies
      -------------------------------------------
      GPU Energy provided administrative services to GPU International Australia in the amount of $38,277 for the three months ended June 30, 1998, in support of operations and management activities.

      GPU Service, Inc. provided administrative services to GPU Power in the amount of $15,350 and to GPU Electric in the amount of $41,552 for the three months ended June 30, 1998, in support of operations and management activities.


5.    Services Provided to Associated Companies
      -----------------------------------------
      A description of services provided by GPU Electric and GPU Power to associate companies during the period April 1, 1998 through June 30, 1998 will be filed separately under a request for confidential treatment under Rule 104(b).
      In accordance with the Commission's Order dated November 5, 1997 in SEC File No. 70-8593, the following is reported:

      a) GPU's aggregate investment includes all amounts invested, or committed to be invested, in foreign utility companies (FUCOs) and exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, GPU's aggregate investment as of June 30, 1998 is as follows:

                                                      (In Thousands)
                                                      -------------
FUCOs
-----
Midlands Electricity plc                              $   588,077
GPU PowerNet                                              488,448
                                                          -------
      Subtotal                                          1,076,525
                                                        ---------

EWGs
----
Mid-Georgia Cogen, L.P.                                    16,319
Selkirk Cogen, L.P.                                        12,751
Termobarranquilla, S.A.                                   122,750
Empresa Guaracachi, S.A.                                   47,889
Development projects                                        2,716
                                                          -------
      Subtotal                                            202,425
                                                          -------
      Aggregate Investment in FUCOs and EWGs          $ 1,278,950
                                                        =========

      b)   As of June 30, 1998
           (In Thousands)
           GPU's Aggregate Investment in FUCOs and EWGs $1,278,950

Aggregate Investment as a Percentage of GPU, Inc. and Subsidiary Companies:

Total capitalization                      $  8,537,581                  15.0%
Net utility plant                         $  6,934,259                  18.4%
Total consolidated assets                 $ 15,444,696                   8.3%
Market value of common equity             $  4,837,243                  26.4%

      c)   GPU, Inc. and Subsidiary Companies
           Consolidated Capitalization Ratios as of June 30, 1998
           (In Thousands))

                                       Amount                        %
                                    ----------                      ----

Common equity                       $3,172,886                      37.0
Cumulative preferred stock             155,478                       2.0
Subsidiary-obligated mandatorily
  redeemable preferred securities      330,000                       4.0
Long-term debt                       4,392,057                      51.0
Notes payable                          487,160                       6.0
                                       -------                       ---
      Total capitalization          $8,537,581                     100.0%
                                     =========                     ======

      d) Market-to-book ratio of GPU, Inc. and Subsidiary Companies common stock at June 30, 1998

Closing Market Price per Share                                  $  37.8125
Book Value per Share                                            $  24.7800
Market-to Book Ratio of Common Stock                               152.6%

     e) Analysis of Growth in Retained  Earnings for GPU,  Inc.  and  Subsidiary
Companies:

                                                                 (In Thousands)
                                                                 --------------
Retained Earnings as of 6/30/98                                    $ 1,947,585
Retained Earnings as of 12/31/97                                     2,140,712
                                                                      ---------
Growth in Retained Earnings                                         $ (193,127)
                                                                     ==========

Analysis of Growth in Retained Earnings:
----------------------------------------
Income (loss) contribution from GPU Energy companies                $  (97,528)
Income (loss) contribution from FUCOs/EWGs/Project Parents              37,207
Income (loss) contribution from other GPUI Group investments             6,592
Income (loss) contribution from other GPU Advanced Resources            (1,139)
GPU, Inc. expenses                                                      (6,525)
Cash dividends declared on Common Stock                               (131,734)
Other adjustments                                                            -
                                                                      ---------
Growth in Retained Earnings                                         $ (193,127)
                                                                     =========

      f) Statements of operations for the periods ended June 30, 1998 for each of the Project Parents and Exempt Entities, other than (1) Selkirk Cogen Partners, L.P. which is incorporated by reference to Selkirk's June 30, 1998 Quarterly Report on Form 10-Q, (2) NCP Houston Power, Inc. and (3) Mid-Georgia Cogen, L.P. which are both incorporated by reference to Form U-9C-3 for the three months ended June 30, 1998 each filed with the SEC, will be filed separately under a request for confidential treatment pursuant to Rule 104(b).

                                    SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                       GPU, Inc.


                                       By:
                                            ----------------------------
                                       T.G. Howson
                                       Vice President and Treasurer


                                       GPU International, Inc.


                                       By:
                                           -----------------------------
                                       B.L. Levy
                                       President

Date: September 18,1998